UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 3Q16 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt

Third quarter 2016

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG (consolidated) under the Swiss SRB framework as of 30 September 2016.

→   Refer to the UBS Group third quarter 2016 report, available under “Quarterly reporting” at www.ubs.com/investors  for more information on the Swiss SRB requirements

Eligible capital and instruments contributing to our
loss-absorbing capacity

In addition to CET1 capital, our capital instruments and instruments contributing to our loss-absorbing capacity include:

–   Loss-absorbing additional tier 1 (AT1) capital (high- and low-trigger)

–   Loss-absorbing tier 2 capital (high- and low-trigger)

–   Phase-out hybrid tier 1 capital

–   Phase-out tier 2 capital

–   TLAC-eligible senior unsecured debt

Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger AT1 capital.

Under the transitional rules for the Swiss SRB framework, existing low-trigger AT1 capital instruments will remain available to meet the going concern capital requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, existing low-trigger AT1 capital instruments may be used to meet the gone concern requirements.

Outstanding low- and high-trigger tier 2 instruments will also remain available to meet the going concern capital requirements until the earlier of their maturity or first call date or 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Phase-out hybrid tier 1 and phase-out tier 2 capital instruments are no longer subject to phase-out under the Swiss SRB framework applicable as of 1 July 2016. They may be eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility. Treatment of these instruments is subject to final agreement with FINMA.

TLAC-eligible senior unsecured debt is eligible to meet the gone concern requirements.

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated

No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.16
Additional tier 1 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.14	CHF 459
2	UBS Group AG, Switzerland	CH0271428317	19.02.15	USD 1,250
3	UBS Group AG, Switzerland	CH0286864027	07.08.15	USD 1,575
4	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.15	CHF 509
5	UBS Group AG, Switzerland	CH0317921697	21.03.16	USD 1,500
6	UBS Group AG, Switzerland	CH0331455318	10.08.16	USD 1,100
Total high-trigger loss-absorbing additional tier 1 capital
1	UBS Group AG, Switzerland	CH0271428309	19.02.15	EUR 1,000
2	UBS Group AG, Switzerland	CH0271428333	19.02.15	USD 1,250
Total low-trigger loss-absorbing additional tier 1 capital³
Total additional tier 1 capital

Phase-out hybrid tier 1 capital⁴
1	UBS Capital Securities (Jersey) Ltd	XS0336744650	21.12.07	EUR 600
Total phase-out hybrid tier 1 capital

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.12	CHF 421
2	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.13	CHF 463
Total high-trigger loss-absorbing tier 2 capital⁵
1	UBS AG, Switzerland, Jersey branch	XS0747231362	22.02.12	USD 2,000
2	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000
3	UBS AG, Switzerland	CH0214139930	22.05.13	USD 1,500
4	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000
5	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500
Total low-trigger loss-absorbing tier 2 capital⁵
1	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251
2	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61
3	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218
4	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130
5	UBS AG, Switzerland	CH0035789210	27.12.07	CHF 192
Total phase-out tier 2 capital⁴
Total tier 2 capital

TLAC-eligible senior unsecured debt
1	UBS Group Funding (Jersey) Limited - Jersey	US90351DAA54	24.09.15	USD 1,500
2	UBS Group Funding (Jersey) Limited - Jersey	US90351DAB38	24.09.15	USD 2,500
3	UBS Group Funding (Jersey) Limited - Jersey	US90351DAC11	24.09.15	USD 300
4	UBS Group Funding (Jersey) Limited - Jersey	CH0302790123	16.11.15	EUR 1,250
5	UBS Group Funding (Jersey) Limited - Jersey	CH0310451841	22.02.16	CHF 300
6	UBS Group Funding (Jersey) Limited - Jersey	CH0310451858	22.02.16	CHF 150
7	UBS Group Funding (Jersey) Limited - Jersey	CH0314209351	04.03.16	EUR 750
8	UBS Group Funding (Jersey) Limited - Jersey	US90351DAD93	05.04.16	USD 2,000
9	UBS Group Funding (Jersey) Limited - Jersey	US90351DAE76	05.04.16	USD 1,000
10	UBS Group Funding (Jersey) Limited - Jersey	US90351DAF42	05.04.16	USD 2,000
11	UBS Group Funding (Jersey) Limited - Jersey	US90351DAG25	10.08.16	USD 500
12	UBS Group Funding (Jersey) Limited - Jersey	US90351DAH08	10.08.16	USD 2,000
13	UBS Group Funding (Jersey) Limited - Jersey	CH0336602930	01.09.16	EUR 1,250
Total TLAC-eligible senior unsecured debt

1 Refer to "Capital instruments" under "Bondholder information" at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 30 September 2016.    2 Relates to deferred contingent capital plan (DCCP) awards.    3 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments will remain available to meet the going concern requirements under the transitional rules for the Swiss SRB framework until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements.    4 Phase-out hybrid tier 1 capital and phase-out tier 2 capital may still qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity may be eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility. The treatment of these instruments is subject to final agreement with FINMA.    5 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments will remain available to meet the going concern requirements under the transitional rules for the Swiss SRB framework until the earlier of their maturity or first call date or 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Swiss SRB incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
Going concern	Gone concern	Going concern	Gone concern
Amount recognized in regulatory capital as of 30.9.16	Amount eligible for the gone concern requirement as of 30.9.16	Amount recognized in regulatory capital as of 30.9.16	Amount eligible for the gone concern requirement as of 30.9.16	Maturity date	Optional call date

459		459		Perpetual	01.03.20
1,234		1,234		Perpetual	19.02.20
1,633		1,633		Perpetual	07.08.25
509		509		Perpetual	01.03.21
1,459		1,459		Perpetual	22.03.21
1,062		1,062		Perpetual	10.08.21
6,356		6,356
1,118		1,118		Perpetual	19.02.22
1,274		1,274		Perpetual	19.02.25
2,392		2,392
8,749		8,749

	654		654	Perpetual	21.12.17
	654		654

421			211	01.03.18
463			463	01.03.19
884			674
1,942			1,942	22.02.22	22.02.17
1,980			1,980	17.08.22
1,452			1,452	22.05.23	22.05.18
2,307			2,307	12.02.26	12.02.21
2,650			2,650	12.05.24
10,332			10,332
	243		243	15.07.25
	77		77	18.12.25
	192		192	01.09.26
	164		164	19.11.24	19.11.19
	96		96	27.12.17
	772		772
11,216	772		11,777

	1,477		1,477	24.09.20
	2,571		2,571	24.09.25
	291		291	24.09.20
	1,399		1,399	16.11.22
	304		304	22.02.22
	153		153	23.02.26
	830		830	04.03.24
	1,949		1,949	15.04.21
	970		970	14.04.21
	1,983		1,983	15.04.26
	485		485	01.02.22
	1,933		1,933	01.02.22
	1,353		1,353	01.09.26	01.06.26
	15,698		15,698

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  October 28, 2016